November 19, 2008
Via EDGAR and Facsimile Transmission:
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4561
Washington, DC 20549
Attn: Mark P. Shuman, Branch Chief — Legal

Re:	Ebix, Inc. Form S-1 Filed on April 22, 2008 File No. 333-150371 Amendment No. 1 filed on November 4, 2008
Dear Mr. Shuman:
We have filed Amendment No. 2 to our registration statement on Form S-1 (File No. 333-150371) (the “Registration Statement”) today. The changes have been marked in accordance with Rule 310 of Regulation S-T.
This letter also responds to the comments in your letter to Ebix, Inc. (the “Company, or “Ebix” or “we”) dated November 7, 2008. The comments from your letter are reproduced below in bold-faced text followed by the Company’s responses. We are also sending a courtesy copy of this letter to Mr. Ingram via facsimile.
General
1. We note that the company issued a secured convertible promissory note to Whitebox VSC on July 11, 2008. Please address the impact of the public offering of the securities covered by this registration statement, which began when the Form S-1 was filed, on the issuance of securities to Whitebox VSC. If you do not believe the public offering constitutes general solicitation or general advertising with regard to the issuance of the convertible note, please explain.

Securities and Exchange Commission Attn: Mark P. Shuman November 19, 2008 Page 2
While the Company believes that the issuance of the July 11, 2008 convertible promissory note to Whitebox VSC (the “Note”) was a valid private placement made pursuant to an exemption under Section 4(2) of the Securities Act of 1933, we note, from telephone conversations by our counsel with the staff (the “Staff”) of the Security and Exchange Commission (the “Commission”), the Commission’s reluctance to allow the Company to apply Rule 152 and register the shares issuable under the Note in the previously filed Registration Statement. As such, the Company is removing the shares issuable under the Note from Amendment No. 2 to the Registration Statement.
Undertakings, page II-7
2.	We reissue comment 4 of our letter dated May 12, 2008. Please revise your Part II section to include the undertakings required by Item 512(a)(5)(i) or (ii), as applicable, of Regulation S-K. Note that the Item 512(a)(6) undertaking does not appear to be applicable to this offering.
The requested revision to Item 17 has been made in Amendment No. 2 which we filed today. The undertakings required by Item 512(a)(5)(ii) have been added to Item 17.
If the Company requests acceleration of the effective date of the Registration Statement, then we will furnish a letter containing the requested acknowledgements and confirmation.
If you have further questions or comments feel free to contact Robert F. Kerris at (678) 281-2028 or our counsel, Charles M. Harrell, Jr. at (404) 815-2717.
Thank you.

Very truly yours,
/s/ Robin Raina
Robin Raina
Chairman of the Board, President and Chief Executive Officer

cc:	Robert F. Kerris